DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Roper Technologies, Inc. (the “company,” “we,” “our,” or "us") has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

The description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated by-laws (“By-laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read our Articles of Incorporation, our By-laws and the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting. Each holder of shares of our common stock is entitled to one vote on each matter properly submitted to a vote of our stockholders. Holders of shares of our common stock do not have cumulative voting rights.

Dividend Rights. Holders of shares of our common stock may receive dividends when declared by our board of directors out of our funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until we have satisfied our obligations to holders of any outstanding preferred stock.

Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of our common stock on a per share basis. If we have any preferred stock outstanding at such time, holders of shares of our preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we will need to pay the applicable distribution to the holders of our preferred stock before distributions are paid to the holders of our common stock.

Rights and Preferences. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on The Nasdaq Stock Market LLC (Nasdaq) under the symbol “ROP.”

Transfer Agent and Registrar. The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.

Fully Paid. All of our outstanding shares of common stock are fully paid and nonassessable, which means that the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional monies for such shares.

Certain Anti-Takeover Effects of Delaware Law

General. Certain provisions of our Certificate of Incorporation, By-laws and applicable law may make it less likely that our management would be changed or someone would acquire our company without the consent of our board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that stockholders may believe are in their best interests, including tender offers or takeover attempts that might allow stockholders to receive a premium over the market price of their common stock.

Preferred Stock. Under our Certificate of Incorporation, our board of directors can at any time, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without stockholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough shares necessary to take control.

Proposal and Nominating Procedures; Proxy Access. Stockholders can propose that business be considered at an annual meeting of stockholders, and, in addition to our board of directors, can nominate candidates for our board of directors. However, a stockholder must follow the advance notice procedures described in Section 1.08 of our By-laws. In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal, or of the nomination, to our corporate secretary at least 90 days and at most 120 days before the first anniversary date of the annual meeting for the preceding year. In addition to the proposal and director nomination process described above, our By-laws permit a shareholder, or a group of up to 20 shareholders, that has owned at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of the number of our directors then in office, provided that the shareholders and the nominees satisfy the requirements specified in the By-laws.

Removal of Directors; Vacancies. Any director may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of at least a majority of the voting power of all of the shares of the corporation entitled to vote for the election of directors. Our By-laws further provide that only our board of directors may fill vacant directorships, except in limited circumstances.

Elimination of Stockholder Action through Written Consent. Our Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Elimination of the Ability to Call Special Meetings. Our By-laws provide that special meetings of our stockholders can only be called by order of the board of directors or the executive committee. Stockholders are not authorized to call a special meeting or to require our board of directors to call a special meeting.

Amendment of By-laws. Under our Certificate of Incorporation and By-laws, our board of directors can adopt, amend or repeal the By-laws by a majority vote of the directors then in office. Our stockholders also have the power to amend or repeal our By-laws at any meeting at which a quorum is present by a vote of two-thirds of the number of shares of stock entitled to vote present in person or by proxy at such meeting.

Business Combination Statute. We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Forum Selection

Pursuant to our amended and restated by-laws, a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the company to the company or the company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated by-laws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Additionally, unless the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933, as amended (the “Securities Act”).